Exhibit 99(a)(1)(B)
Launch Email:
Sub: LAUNCH OF STOCK OPTION EXCHANGE PROGRAM
Today we are officially launching the stock option exchange offer and we would like to share some important information for employees to review. Please take the time to read through the details the team has compiled below and act as you see fit:

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All eligible employees now have the opportunity to exchange certain underwater stock option grants for a lesser number of restricted stock units on a two-to-one basis. Options eligible to be exchanged include only options (i) granted with an exercise price per share greater than the closing price of our Class A common stock on the day after the offer expires, (ii) that remain outstanding and unexercised as of the expiration of this offer and (iii) that were granted under our 2015 Equity Incentive Plan or our Amended and Restated 2007 Stock Incentive Plan, as amended. The offer is currently scheduled to expire at 9:00 p.m. PT on July 19, 2017.

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You are an eligible employee if you are an employee of Fitbit or any of its subsidiaries (but excluding James Park, Eric Friedman and Bill Zerella and members of our board of directors) as of the start of the offer and remain an employee of Fitbit or any of its subsidiaries through the expiration of the offer and the RSU grant date.

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If you attempt to log into the website and you either cannot or do not see any options displayed, please check the strike price of your options. Only options with a strike price of $4.52 or greater are currently supported on the website, and only options that have a strike price greater than the public price per share on the day after the offer expires will be eligible for exchange.

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If you hold options with a strike price of $4.52, you may elect to submit those options for exchange on the offer website. However, only options that are “underwater” will be exchanged, so if our publicly-traded price per share is greater than $4.52 on the exchange date, such options will not actually be exchanged.

•	This offer currently is scheduled to expire on July 19, 2017, at 9:00 p.m., Pacific Time and restricted stock units are scheduled to be granted on the following day.

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We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units” (referred to as the “Offer to Exchange”) and an election form, together with its associated instructions. Each of these documents is attached to this email.

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In addition, to help you recall which of your options are eligible for exchange under this offer and to give you the information necessary to make an informed decision, you can refer to the schedule of your eligible option grant information available via Fitbit’s offer website.

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This eligible option schedule will list the outstanding option grants that are eligible under this offer, the grant date and per share exercise price of each of your eligible option grants, the number of shares subject to each of your eligible option grants that are scheduled to be vested as of July 19, 2017, the number of outstanding shares subject to each of your eligible option grants as of July 19, 2017 (assuming you have not exercised all or any portion of your eligible option grants during the offering period), the vesting details for each of your eligible option grants, the number of RSUs that would be issued in exchange for each eligible option, and the vesting schedule.

Stock Option Exchange Website: https://Fitbit.equitybenefits.com
Your Login ID is your Fitbit email address
Your Initial Password is XXXXXX. You will be required to reset your password during your initial login.
We know the materials describing the offer may seem voluminous, but it is important that you review these materials and ask questions as needed so you can make an informed decision on whether to participate or not. A few other key things to keep in mind:

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If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact the Corporate Legal department by email at optionexchange@fitbit.com or by phone (415) 513-1000 x300.

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Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

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If you choose to participate in the offer, you will need to deliver a completed election via Fitbit’s offer website or facsimile, no later than 9:00 p.m., Pacific Time, on July 19, 2017 (unless the offer is extended).

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If we have not received your properly completed, signed (electronically or otherwise) and dated election form before the offer expires, you will have rejected this offer and you will keep your current options. A copy of the election form is included in the offer documents as well as attached to this email.

Thank you,

Stock & Options Solutions, provider of Fitbit’s option exchange website